CONSENT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in this Registration Statement on Form S-3, and related prospectus of On2 Technologies, Inc., pertaining to the shelf registration of up to $60 million shares of its common stock, preferred stock and warrants, and to the incorporation by reference therein of our report dated March 7, 2007 (which included an explanatory paragraph regarding the Company’s change in the accounting principle in its method of accounting for share-based compensation) with respect to our audit of the consolidated financial statements and related financial statement schedule of On2 Technologies, Inc. included in its 2006 Annual Report on Form 10-K, filed with the Securities and Exchange Commission.

/s/ Eisner LLP

New York, New York
April 19, 2007